FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of March 2008

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

ANNUAL INFORMATION UPDATE (AIU) ABBEY NATIONAL plc
28th March 2008

INTRODUCTION

Abbey National plc published its Annual Report for the year-ended 31st December 2007 on the 5th March 2008 and is therefore providing its AIU for the 12 months up to and including 27th March 2008. In accordance with the requirements of the Prospectus Rule 5.2, this update refers to all information that has been published over the 12 months ended on 27th March 2008, information is referred to rather than included in full.

The information in this up date was up to date at the time the information was published but some information may now be out of date.

We are publishing the AIU via an RIS today.
ALL RNS ANNOUNCEMENTS (INCLUDING 6K'S ETC)
All of the announcements listed below were announced either by RNS or Business Wire.

Time/Date	Headline
27-Mar-08	Publication of Prospectus
12-Mar-08	Publication of Prospectus
05-Mar-08	Annual Report and Accounts
05-Mar-08	Preliminary Results
07-Feb-08	Trading Statement
18-Jan-08	FRN Variable Rate Fix
28-Dec-07	Directorate Change
25-Oct-07	3rd Quarter Results
19-Oct-07	FRN Variable Rate Fix
11-Sep-07	Interim Results
01-Aug-07	Redemption Notice
26-Jul-07	Interim Results
23-Jul-07	FRN Variable Rate Fix
17-Jul-07	Management Change
10-Jul-07	Partial Early Repurchase
03-Jul-07	FRN Variable Rate Fix
26-Jun-07	Director’s Responsibilities
30-May-07	Result of AGM
21-May-07	Publication of Prospectus
15-May-07	Redemption Notice
01-May-07	Early Redemption
01-May-07	FRN Variable Rate Fix
27-Apr-07	1 st Quarter Results
23-Apr-07	Early Redemption
20-Apr-07	FRN Variable Rate Fix
12-Apr-07	Annual Information Update

Copies of the above announcements can be downloaded from the London Stock Exchange website (www.londonstockexchange.co.uk).

ALL COMPANIES HOUSE FILINGS

All of the documents listed below were filed with Companies House England & Wales and were received on the dates indicated.

Filing Dates	Description

29/01/2008	New Director appointed
31/12/2007	Declaration of Satisfaction of Mortgage/Charge
12/12/2007	Director’s particulars changed
12/12/2007	Secretary’s particulars changed
12/12/2007	Director’s particulars changed
12/12/2007	Director’s particulars changed
12/12/2007	Director’s particulars changed
12/12/2007	Director’s particulars changed
12/12/2007	Director’s particulars changed
12/12/2007	Director’s particulars changed
12/12/2007	Director’s particulars changed
12/12/2007	Director’s particulars changed
15/08/2007	Particulars of mortgage/charge
20/07/2007	Director’s particulars changed
20/07/2007	Secretary’s particulars changed
03/07/2007	Group of Companies’ Accounts made up to 31/12/06
13/06/2007	Authority to purchase shares out of capital
08/05/2007	Return made up to 31/03/07; bulk list available separately

Copies of documents filed at Companies House are available from Companies House or through Companies House Direct at

www.direct.companieshouse.gov.uk ANY PROSPECTUS' PRODUCED
All of the documents listed below were filed with the UKLA Document Viewing Facility and were filed on the dates indicated. Filing Dates Description

27-Mar-08	Publication of Prospectus
12-Mar-08	Publication of Prospectus
21-May-07	Publication of Prospectus

Further Information

Further information regarding the Company and its activities can be found on the Abbey website http://www.aboutabbey.com

Contacts:

Shaun Coles, Deputy Company Secretary
Abbey National plc, 2 Triton Square
Regent’s Place, London, NW1 3AN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 28 March 2008	By / s / Jessica Petrie
(Authorised Signatory)